EXHIBIT 3

FIRSTSERVICE CORPORATION

Management’s discussion and analysis for the year ended December 31, 2015

(in US dollars)

February 23, 2016

The following management’s discussion and analysis (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of FirstService Corporation (“we,” “us,” “our,” the “Company” or “FirstService”) for the year ended December 31, 2015 and the audited carve-out combined financial statements (the “Carve-out Combined Financial Statements”) and MD&A of FirstService for the year ended December 31, 2014. This MD&A should also be read in conjunction with the Management Information Circular of former FirstService Corporation (“Old FSV”) dated March 16, 2015 relating to a plan of arrangement which separated Old FSV into two independent publicly traded companies.

The Carve-out Combined Financial Statements were prepared in connection with the spin-off of FirstService from Old FSV (as further described below) and present the historical carve-out combined financial position, results of operations, changes in net investment and cash flows of the FirstService Residential and FirstService Brands businesses of Old FSV as they were proposed to be carved out in the spin-off and as if operated as a stand-alone entity for the periods presented. The Carve-out Combined Financial Statements were derived from the accounting records of Old FSV on a carve-out basis. The Carve-out Combined Financial Statements were prepared on a combined basis and the results do not necessarily reflect what FirstService’s results of operations, financial position, or cash flows would have been had FirstService been a separate entity, nor do they reflect the future results of FirstService as it exists following completion of the spin-off. The basis of presentation is more fully described in Note 1 to the Carve-out Combined Financial Statements.

The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the year ended December 31, 2015 and up to and including February 23, 2016.

Additional information about the Company, including the Company’s current Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A includes references to “adjusted EBITDA” and “adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures.”

FirstService’s business

FirstService began independent operations on June 1, 2015, following the completion of a plan of arrangement (the “spin-off”) which separated Old FSV into two independent publicly traded companies – “Colliers International Group Inc.” (“Colliers”), a global leader in commercial real estate services and new “FirstService Corporation”, the North American leader in residential property management and other essential property services. The spin-off was designed to enhance long-term value for shareholders by creating two independent and sustainable companies, each with the ability to pursue and achieve greater success by employing independent value creation strategies best suited to its core businesses and customers. The spin-off was effected by way of an arrangement under the Canada Business Corporations Act (Ontario), under which Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held.

Although FirstService began independent operations on June 1, 2015, it has operated many of its businesses for decades. FirstService is North America’s largest manager of residential communities and one of North America’s largest providers of property services. FirstService has two reportable operating segments which were transferred to FirstService from Old FSV in conjunction with the spin-off: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: (i) on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel, and landscaping; (ii) unique banking and insurance products; and (iii) energy conservation and management solutions. FirstService Residential is described in further detail in our Annual Information Form.

FirstService Brands provides a variety of residential and commercial services in North America through franchise networks and company-owned locations. The principal brands in this division include Paul Davis Restoration, California Closets, Certa Pro Painters, Pillar to Post Home Inspectors, Floor Coverings International, College Pro Painters and Service America. FirstService Brands is described in further detail in our Annual Information Form.

As at December 31, 2015, FirstService employed approximately 15,000 people in more than 130 locations throughout the United States and Canada.

Consolidated review

Our consolidated revenues for the year ended December 31, 2015 were $1.26 billion, an increase of 13% over the prior year measured in local currencies (12% measured in the reporting currency), attributable to a combination of internal growth and recent acquisitions. Each of our two operating segments generated strong internal revenue growth.

Our adjusted EPS (see definition and reconciliation below) was $1.20 for the year ended December 31, 2015, up 43% from $0.84 in the prior year. Our diluted net earnings per share calculated in accordance with GAAP were $0.59 in the year ended December 31, 2015 versus $0.36 in the prior year. Our 2014 earnings were negatively affected by elevated employee medical benefits costs amounting to approximately $9.0 million.

We acquired controlling interests in nine businesses in 2015, including seven in our FirstService Residential segment and two in our FirstService Brands segment. The total initial cash consideration for these acquisitions was $12.3 million. These acquisitions increase the geographic footprint of our existing service lines at FirstService Residential and are part of the execution of our strategy at FirstService Brands to acquire California Closets and Paul Davis Restoration franchises in selected key markets.

Results of operations – year ended December 31, 2015

Our revenues were $1.26 billion for 2015, up 12% relative to 2014 (13% on a local currency basis). The increase was comprised of internal revenue growth of 8% and the positive impact of acquisitions of 4%.

Operating earnings increased 55% to $70.7 million in 2015, while adjusted EBITDA rose 37% to $103.0 million. Our FirstService Residential division generated significant increases in profitability in 2015 as a result of both strong revenue growth and significant operating margin improvements. Prior year consolidated operating earnings were impacted by: (i) $9.0 million of incremental US employee medical benefits costs; and (ii) $1.9 million of non-recurring expenses related to the down-sizing of our homeowner collection business incurred during the year.

Depreciation expense was $18.8 million in 2015 relative to $17.7 million in the prior year. The increase was attributable to increased investments in office leaseholds and information technology systems in our FirstService Residential operations.

Amortization expense was $10.1 million in 2015 relative to $8.7 million in 2014. The increase was attributable to the amortization of intangible assets recognized in conjunction with recent business acquisitions.

Net interest expense increased to $9.1 million in 2015 from $6.9 million in the prior year. Our weighted average interest rate increased to 4.1% in 2015 from 3.1% in the prior year period due to: (i) no longer having an interest swap in place on our senior secured notes; and (ii) allocated interest related to the pre-spin-off period.

Our consolidated income tax rate for 2015 was 38% versus 32% in 2014. Relative to 2014, the 2015 tax rate was impacted primarily by a discrete tax charge related to the spin-off, impacting our rate by 3%. The prior year tax rate was also based on carve-out financial statements which involved a number of assumptions, allocations and estimates.

Net earnings were $38.2 million in 2015, compared to $26.2 million in the prior year. The increase was primarily attributable to strong profitability driven by revenue growth and operating margin improvements in the FirstService Residential division.

At FirstService Residential, revenues were $1.02 billion in 2015, an increase of 11% compared to the prior year. Internal growth was 8% (9% on a local currency basis) and was attributable to property management contract wins and strong new development business, while acquisitions contributed 3%. During 2015, we acquired property management businesses operating in Texas, California, New York, Florida, Nevada and British Columbia. This segment reported adjusted EBITDA of $68.9 million in 2015 or 6.8% of revenues, relative to $45.6 million or 5.0% of revenues in the prior year. The 2014 results were impacted by (i) elevated employee medical benefits costs in the US amounting to approximately $9.0 million and (ii) costs and a write off of accounts receivable totalling $1.9 million related to the downsizing of our homeowner fee collection operations.

Our FirstService Brands operations reported revenues of $246.6 million in 2015, an increase of 16% versus the prior year. Internal growth of 10% (11% on a local currency basis) was attributable to royalties from increased system-wide sales across most of our brands, as well as strong revenue growth at our California Closets company-owned operations. Acquisitions contributed 6% to our growth in 2015 and included the purchases of a Paul Davis Restoration franchise in Pennsylvania, as well as a California Closets franchise in Colorado. Adjusted EBITDA was $43.0 million in 2015, up 14% relative to the prior year, with the margin decreasing modestly to 17.4% in 2015 from 17.8% in the prior year. Our operating margin in 2015 reflected the benefit of operating leverage on royalties from increasing system-wide sales across most of our brands, offset by weather-related flat performance at Paul Davis Restoration and investments incurred in executing our centralized manufacturing strategy at our California Closets company-owned operations.

Corporate costs were $8.8 million in 2015 relative to $8.4 million in the prior year.

Results of operations – year ended December 31, 2014

Revenues were $1.13 billion in 2014, up 9% from 2013. The increase was due to internal growth of 7% and the positive impact of acquisitions of 2%.

2014 operating earnings increased 23% from the prior year to $45.6 million, while adjusted EBITDA decreased 5% to $75.0 million in 2014. Adjusted EBITDA and operating earnings for 2014 were impacted by approximately $9.0 million of incremental US employee medical costs in the FirstService Residential segment. Operating earnings for 2013 were impacted by $11.2 million of accelerated amortization of intangible assets, and $6.0 million of re-branding related costs, both related to our adoption of the “FirstService Residential” brand in the FirstService Residential segment.

Depreciation expense was $17.7 million in 2014, up 13% versus the prior year due to higher capital expenditures on leasehold improvements and information technology systems. Amortization expense was $8.7 million in 2014, down significantly as a result of accelerated amortization of intangible assets in 2013 which did not recur in 2014.

Net interest expense in 2014 decreased 46% from the prior year, to $6.9 million, primarily attributable to lower interest rates on long-term debt allocated by Old FSV to FirstService. Our weighted average interest rate decreased to 3.1% in 2014 from 4.8% in the prior year, primarily as a result of the conversion of FirstService’s 6.5% convertible subordinated debentures in late 2013.

Our combined income tax rate for 2014 was 32% versus 24% in 2013. The prior year’s rate was impacted by several items, including losses not previously recognized and adjustments to tax liabilities of prior periods, which reduced the tax rate for 2013.

Net earnings for 2014 were $26.2 million, compared to $18.5 million in the prior year. The variance was primarily attributable to increased operating earnings on account of higher revenues in 2014 as well as the impact of accelerated amortization recorded in 2013.

In FirstService Residential, 2014 revenues were $919.5 million, an increase of 9% compared to the prior year. Internal growth was 7% and was attributable to property management contract wins, while acquisitions contributed 2%. During 2014, we acquired property management businesses operating in California, Texas, Minnesota and New York. This segment reported adjusted EBITDA of $45.6 million or 5.0% of revenues in 2014, relative to $53.2 million or 6.3% of revenues in the prior year. The 2014 results were impacted by (i) elevated employee medical benefits costs in the US amounting to approximately $9.0 million; and (ii) costs and a write off of accounts receivable totalling $1.9 million related to the downsizing of our homeowner fee collection operations. In mid-2013, the residential property management businesses within this segment were re-branded as “FirstService Residential”. Our 2013 results were impacted by investments in re-branding and related information technology enhancements totalling $6.0 million, as well as a $2.0 million charge taken in the third quarter to down-size our homeowner fee collection operations.

Our FirstService Brands operations reported 2014 revenues of $212.5 million, an increase of 10% versus the prior year, comprised of internal growth of 8%, which was attributable to royalties from increased system-wide sales at our franchise brands, and acquisitions contributed 2% to growth. Acquisitions included a franchise system operating in Canada and California Closets stores operating in Florida and Illinois. Adjusted EBITDA was $37.8 million, up 13% relative to the prior year, with the margin increasing to 17.8% from 17.4% on account of operating leverage.

Corporate costs allocated by Old FSV for 2014 were $8.4 million relative to $7.3 million in the prior year. The 2014 results were impacted by increased insurance costs.

Results of operations – year ended December 31, 2013

Our revenues were $1.04 billion for 2013, up 11% relative to 2012. The increase was comprised of internal revenue growth of 10% and the positive impact of acquisitions of 1%.

Operating earnings were $37.1 million in 2013, down from $53.5 million in 2012, while adjusted EBITDA in 2013 was flat at $78.9 million. 2013 combined earnings were negatively impacted by $11.2 million of accelerated amortization of intangible assets and $6.0 million of re-branding related costs, both related to our adoption of the “FirstService Residential” brand in our FirstService Residential operations.

Depreciation expense was $15.7 million in 2013 relative to $13.7 million in the prior year. The increase was primarily attributable to increased investments in information technology systems in our FirstService Residential operations.

Amortization expense was $23.6 million in 2013, and included accelerated amortization on (i) $11.2 million of legacy trademarks and trade names in our FirstService Residential operations and (ii) $2.8 million of franchise rights in our FirstService Brands segment.

Net interest expense increased to $12.8 million in 2013 from $10.2 million in the prior year, primarily due to increased borrowing by Old FSV to finance acquisitions. Interest expense on debt allocated by Old FSV was calculated at Old FSV’s weighted average interest rate. Our weighted average interest rate decreased to 4.8% from 4.9% in the prior year.

Our combined income tax rate for 2013 was 24% versus 29% in 2012. The 2013 tax rate was favorably impacted by losses not previously recognized and adjustments to tax liabilities for prior periods.

Net earnings were $18.5 million in 2013, compared to $30.8 million in the prior year. The change was primarily attributable to accelerated intangible asset amortization and FirstService Residential re-branding costs noted above.

In the FirstService Residential segment, revenues were $845.0 million in 2013, an increase of 10% compared to the prior year. Internal growth was 9% in 2013 and was attributable to property management contract wins, while acquisitions contributed 1%. During 2013, we acquired three property management businesses operating in Missouri, Florida and Alberta. In mid-2013, the residential property management businesses within this segment re-branded as “FirstService Residential”. This segment reported adjusted EBITDA in 2013 of $52.7 million or 6.2% of revenues, relative to $56.3 million or 7.3% of revenues in the prior year. The decline in margin in 2013 was largely attributable to investments in re-branding and related information technology enhancements totalling $6.0 million, as well as a $2.0 million charge taken in the third quarter to down-size our homeowner fee collection operations.

Our FirstService Brands operations reported revenues of $193.1 million in 2013, an increase of 13% versus the prior year, comprised entirely of internal growth, which was attributable to royalties from increased system-wide sales at our franchise brands. Adjusted EBITDA was $33.5 million in 2013, up 13% relative to the prior year, with the margin increasing to 17.4% from 16.8% on account of operating leverage.

Corporate costs allocated by Old FSV in connection with the carve-out process were $7.3 million in 2013 relative to $6.1 million in the prior year. The 2013 cost increase was attributable to performance-based incentive compensation accruals which were based on increased adjusted EPS of Old FSV, relative to the prior year.

Selected annual information - last five years

(in thousands of US$, except share and per share amounts)

	Year ended December 31
	2015	2014	2013	2012	2011

Operations
Revenues	$1,264,077	$1,132,002	$1,038,087	$939,821	$857,201
Operating earnings	70,747	45,621	37,083	53,478	38,674
Net earnings	38,198	26,192	18,452	30,765	24,157

Financial position
Total assets	$600,483	$615,544	$610,297	$591,438	$566,972
Long-term debt	201,199	239,357	225,425	216,370	174,150
Redeemable non-controlling interests	77,559	80,926	81,407	74,158	76,216
Shareholders' equity	167,026	158,749	168,660	174,834	203,165

Common share data
Net earnings (loss) per common share:
Basic	$0.59	0.36	0.09
Diluted	0.59	0.36	0.09

Weighted average common shares
outstanding (thousands)
Basic	36,013	35,971	35,971
Diluted	36,425	36,363	36,306
Cash dividends per common share	$0.40

Other data
Adjusted EBITDA	$103,038	$74,997	$78,913	$78,932	$70,565
Adjusted EPS	1.20	0.84	0.96

Note: Any per share amounts prior to June 1, 2015 in the table above have been calculated using Old FSV’s share balances and the terms of the spin-off.

Results of operations – fourth quarter ended December 31, 2015

Consolidated operating results for the fourth quarter ended December 31, 2015 were up significantly relative to the results experienced in the comparable prior year quarter, driven by strong top-line growth at both our FirstService Residential and FirstService Brands divisions, as well as significant operating improvements at our FirstService Residential operations. FirstService Residential revenues increased 10% in the fourth quarter ended December 31, 2015, compared to the prior year quarter, with adjusted EBITDA increasing 99% in the fourth quarter ended December 31, 2015 versus the prior year quarter as a result of continued margin expansion from regional operational improvements. The prior period quarter was impacted by a reduction in earnings at our FirstService Residential division due to higher than expected employee medical benefits costs totalling $3.0 million. Our FirstService Brands operations experienced strong revenue growth of 20% in the fourth quarter ended December 31, 2015 compared to the prior year quarter with margins increasing to 17.4% from 16.6% in the prior year quarter as a result of robust organic growth at California Closets and our smaller, faster-growing systems resulting in positive operating leverage. Consolidated net earnings, operating earnings and adjusted EBITDA increased in the fourth quarter ended December 31, 2015 as a result of strong growth in both the FirstService Residential and FirstService Brands divisions.

Summary of quarterly results - years ended December 31, 2015 and 2014

(in thousands of US$, except per share amounts)

(unaudited)	Q1	Q2	Q3	Q4	Year

Year ended December 31, 2015
Revenues	$272,189	$326,251	$349,525	$316,112	$1,264,077
Operating earnings	1,407	23,936	31,417	13,987	70,747
Net earnings	(434)	11,808	18,917	7,907	38,198
Net earnings per share:
Basic	(0.09)	0.21	0.39	0.09	0.59
Diluted	(0.09)	0.20	0.39	0.09	0.59

Year ended December 31, 2014
Revenues	$245,594	$292,205	$312,029	$282,174	$1,132,002
Operating earnings	1,627	19,118	20,004	4,872	45,621
Net earnings	4	10,780	14,144	1,264	26,192
Net earnings per share:
Basic	(0.06)	0.28	0.24	(0.10)	0.36
Diluted	(0.06)	0.28	0.24	(0.10)	0.36

Other data
Adjusted EBITDA - 2015	$9,321	$32,312	$39,077	$22,328	$103,038
Adjusted EBITDA - 2014	7,934	25,362	28,310	13,391	74,997
Adjusted EPS - 2015	0.02	0.40	0.50	0.28	1.20
Adjusted EPS - 2014	0.02	0.29	0.39	0.13	0.84

Note: Any per share amounts prior to June 1, 2015 in the table above have been calculated using Old FSV’s share balances and the terms of the spin-off.

Operating outlook

We are committed to a long-term growth strategy that includes average internal revenue growth in the mid-to-high single digit range, combined with acquisitions to build each of our service platforms, resulting in targeted average annual growth in revenues in the low double digit range. We are targeting adjusted EBITDA and adjusted EPS growth in excess of 15%. Economic conditions will negatively or positively impact these percentage growth rates in any given year.

In our FirstService Residential segment, revenues are expected to grow at a low double digit percentage rate in 2016 from continuing strong client retention, new business wins and tuck-under acquisitions. Operating margins for 2016 are expected to be higher than 2015 due to continued operating efficiencies.

Our FirstService Brands segment is expected to generate low double digit percentage growth in 2016 from increases in franchisee productivity, the addition of new franchisees, and continuing our company-owned acquisition strategy at California Closets and Paul Davis Restoration. Operating margins are expected to remain similar to 2015 levels.

The foregoing contains forward-looking statements, and readers should refer to “Forward-looking statements and risks” below regarding our cautions relating to these forward-looking statements and the material risk factors that could cause actual results to differ materially from these forward-looking statements. The above forward-looking statements are made on the assumption that general economic conditions and the conduct of the Company’s businesses remain as they exist on the date hereof, with none of the material risk factors (as noted under “Forward-looking statements and risks” below) occurring during 2016.

Seasonality and quarterly fluctuations

Certain segments of the Company’s operations are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

FirstService Residential generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned. FirstService Brands includes outdoor painting and franchise operations, which generate the majority of their revenues during the second and third quarters.

Liquidity and capital resources

On June 1, 2015, the Company entered into a credit agreement with a syndicate of banks to provide a committed multi-currency revolving credit facility (the “Facility”) of $200 million. The Facility has a 5-year term ending June 1, 2020 and bears interest at 0.25% to 2.50% over floating reference rates, depending on certain leverage ratios. The Facility requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios. At any time during the term, we have the right to increase the Facility by up to $50 million, on the same terms and conditions as the original Facility. The Facility is available to fund working capital requirements and other general corporate purposes.

In conjunction with the spin-off, on June 1, 2015, the Company assumed from Old FSV $150 million of senior secured notes bearing interest at a rate of 3.84% to 4.84%, depending on leverage ratios. The senior secured notes are due on January 16, 2025, with five annual equal repayments beginning on January 16, 2021.

The Company generated cash flow from operating activities of $87.1 million for the year ended December 31, 2015, relative to $45.2 million in the prior year. Operating cash flow was favourably impacted by strong profitability at both of our divisions, particularly FirstService Residential, and an increase in accrued liabilities as of December 31, 2015. We believe that cash from operations and other existing resources, including the Facility described above, will continue to be adequate to satisfy the ongoing working capital needs of the Company.

During 2015, we invested cash in acquisitions as follows: an aggregate of $12.3 million (net of cash acquired) in 9 new business acquisitions, $7.2 million in contingent consideration payments related to previously completed acquisitions, and $17.8 million in acquisitions of redeemable non-controlling interests (“RNCI”).

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $3.3 million as at December 31, 2015 (December 31, 2014 - $6.7 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable after the end of the contingency period, which extends to September 2017. We estimate that, approximately 85% of the contingent consideration outstanding as of December 31, 2015 will ultimately be paid.

Capital expenditures for the year were $19.7 million (2014 - $22.4 million), which consisted primarily of investments in productivity-enhancing information technology systems in both of our operating divisions, as well as office leasehold improvements and new vehicles in certain of our FirstService Residential operations.

Net indebtedness as at December 31, 2015 was $155.6 million, versus $172.6 million at December 31, 2014. Net indebtedness is calculated as the current and non-current portions of long-term debt less cash and cash equivalents. We were in compliance with the covenants of our agreements relating to the Facility and our senior secured notes as at December 31, 2015 and we expect to remain in compliance with such covenants going forward.

Following the completion of the spin-off, our Board of Directors adopted a dividend policy pursuant to which we make quarterly cash dividends to holders of common shares (being our Subordinate Voting Shares and Multiple Voting Shares) of record at the close of business on the last business day of each calendar quarter. The quarterly dividend was initially set at US$0.10 per common share (a rate of US$0.40 per annum). We commenced paying the quarterly common share dividend under the dividend policy effective for the quarter ended June 30, 2015. Most recently, we declared a quarterly dividend of $0.10 per share on the Subordinate Voting Shares and Multiple Voting Shares in respect of the quarter ended December 31, 2015. In February 2016, our Board of Directors determined that, commencing with the quarter ended March 31, 2016, the quarterly dividend will be US$0.11 per common share (a rate of US$0.44 per annum). Each quarterly dividend is paid within 30 days after the record date. All dividend declarations are subject to the discretion of our Board of Directors. The Company declared common share dividends totalling $0.30 per share during 2015, with $0.20 paid in cash during the year and $0.10 paid in January 2016.

During the year we distributed $3.6 million (2014 - $4.0 million) to non-controlling shareholders of subsidiaries, in part to facilitate the payment of income taxes on account of those subsidiaries organized as flow-through entities.

The following table summarizes our contractual obligations as at December 31, 2015:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$199,843	$3,359	$31	$46,453	$150,000
Interest on long term debt	40,947	7,001	14,207	13,663	6,076
Capital lease obligations	1,356	682	590	84	-
Contingent acquisition consideration	3,316	2,206	1,110	-	-
Operating leases	90,110	19,091	27,575	20,139	23,305

Total contractual obligations	$335,572	$32,339	$43,513	$80,339	$179,381

At December 31, 2015, we had commercial commitments totaling $5.9 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our senior secured notes at a weighted average interest rate of 3.8%.

To manage our insurance costs, we take on risk in the form of high deductibles on many of our coverages. We believe this step reduces overall insurance costs in the long term, but may cause fluctuations in the short term depending on the frequency and severity of insurance incidents.

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be. The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

(in thousands of US$)	December 31 2015	December 31 2014

FirstService Residential	$53,548	$59,466
FirstService Brands	22,784	20,605
	$76,332	$80,071

The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at December 31, 2015, the RNCI recorded on the balance sheet was $77.6 million. The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of FirstService. If all RNCI were redeemed in cash, the pro forma estimated accretion to diluted net earnings per share from continuing operations for 2015 would be $0.40, and the accretion to adjusted EPS would be $0.07.

Stock-based compensation expense

One of our key operating principles is for senior management to have a significant long-term equity stake in the businesses they operate. The equity owned by senior management takes the form of stock, stock options or notional value appreciation plans, the latter two of which require the recognition of compensation expense under GAAP. The amount of expense recognized with respect to stock options is determined for the Company plan by allocating the grant-date fair value of each option over the expected term of the option. The amount of expense recognized with respect to the notional value appreciation plans is re-measured quarterly.

Critical accounting estimates

Critical accounting estimates are those that management deems to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments, due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified three critical accounting estimates: determination of fair values of assets acquired and liabilities assumed in business combinations, impairment testing of the carrying value of goodwill, and the collectability of accounts receivable.

The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and judgment by management, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships, different amounts of intangible assets and related amortization could be reported.

Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have five reporting units determined with reference to service type, customer type, service delivery model and geography. Goodwill is attributed to the reporting units at the time of acquisition. Estimates of fair value can be impacted by sudden changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. When events have occurred that which would suggest a potential decrease in fair value, the determination of fair value is done with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment. Actual collections may differ from our estimates. A 10% increase in the accounts receivable allowance would increase bad debt expense by $0.7 million.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense; and (vii) spin-off transaction costs. The Company uses adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted EBITDA appears below.

(in thousands of US$)	Year ended December 31
	2015	2014	2013

Net earnings	$38,198	$26,192	$18,452
Income tax	23,412	12,242	5,785
Other expense (income)	60	255	20
Interest expense, net	9,077	6,932	12,826
Operating earnings	70,747	45,621	37,083
Depreciation and amortization	28,984	26,474	39,316
Acquisition-related items	408	1,183	655
Stock-based compensation expense	2,159	1,719	1,860
Spin-off transaction costs	740	-	-
Adjusted EBITDA	$103,038	$74,997	$78,914

Adjusted EPS is defined as diluted net earnings (loss) per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) spin-off transaction costs; and (vi) a spin-off tax charge. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share from continuing operations, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of diluted net earnings (loss) per common share from continuing operations to adjusted EPS appears below.

(in US$)	Year ended December 31
	2015	2014	2013

Diluted net earnings per share	$0.59	$0.36	$0.09
Non-controlling interest redemption increment	0.33	0.28	0.38
Acquisition-related items	0.01	0.03	0.02
Amortization of intangible assets, net of tax	0.16	0.14	0.44
Stock-based compensation expense, net of tax	0.04	0.03	0.03
Spin-off transaction costs, net of tax	0.02	-	-
Spin-off tax charge	0.05	-	-
Adjusted EPS	$1.20	$0.84	$0.96

We believe that the presentation of adjusted EBITDA and adjusted EPS, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted EPS are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Initial adoption of, and changes in, accounting policies

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”) and is effective for the Company on January 1, 2018. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In April 2015, FASB issued ASU No.2015-03, Simplifying the Presentation of Debt Issuance Costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. This ASU is effective for the Company on January 1, 2016, at which time guidance will be applied retrospectively.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This ASU simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. All deferred tax assets and liabilities, along with any related valuation allowance are to be classified as non-current on the balance sheet. While this change conforms to US GAAP and IFRS and reduces complexity in financial reporting, it may have a significant impact on working capital and the related ratios. The guidance will be effective on January 1, 2017. The Company is currently assessing the impact of this ASU on its financial position.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance the rules of the CSA, Old FSV elected to report exclusively using U.S. GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, the Company is permitted to prepare its financial statements in accordance with U.S. GAAP going forward.

Financial instruments

Periodically we use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. As at the date of this MD&A, the Company does not have any such financial instruments.

Off-balance sheet arrangements

The Company does not believe that it has off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition other than the payments which may be required to be made by us under the sale of control arrangement contained in the restated management services agreement with FirstService, Jayset Management FSV Inc. and Jay S. Hennick, a description of which is set out in Note 10 to the Consolidated Financial Statements (which is incorporated by reference herein and available on the SEDAR website at www.sedar.com and EDGAR at www.sec.gov).

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the year ended December 31, 2015 was $0.4 million (2014 - $0.4 million). These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years.

As at December 31, 2015, the Company had $2.3 million of loans receivable from minority shareholders (December 31, 2014 - $2.5 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

In conjunction with the spin-off on June 1, 2015, the Company entered into transitional services and separation agreement with Colliers which sets out the terms under which certain administrative services, rent and other expenses will be incurred or allocated. During the period from June 1, 2015 to December 31, 2015, the Company paid $0.2 million in rent to Colliers.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 34,613,317 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,534,750 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

During the year ended December 31, 2015, the Company repurchased 511,594 Subordinate Voting Shares under its Normal Course Issuer Bid (“NCIB”) at an average price of $38.05 per share. All shares purchased under the NCIB were cancelled. The Company is authorized to repurchase up to an additional 2,628,406 Subordinate Voting Shares under its NCIB, which expires on August 23, 2016.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, with the assistance and participation of other Company management, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) of the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2015 (the “Evaluation Date”). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under Canadian securities legislation and the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified therein; and (ii) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have excluded nine individually insignificant entities acquired by the Company during the last fiscal period from our assessment of internal control over financial reporting as at December 31, 2015. The total assets and total revenues of the nine majority-owned entities represent 0.7% and 2.2%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2015.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2015, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2015, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report dated February 23, 2016 which accompanies the Company’s audited consolidated financial statements for the year ended December 31, 2015.

Changes in internal control over financial reporting

During the year ended December 31, 2015, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

FirstService is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

Spin-off risk

Although the spin-off is complete, the transaction exposes FirstService to certain ongoing risks. The spin-off was structured to comply with all the requirements of the public company “butterfly rules” in the Income Tax Act (Canada). However, there are certain requirements of these rules that depend on events occurring after the spin-off is completed or that may not be within the control of FirstService and/or Colliers. If these requirements are not met, FirstService could be exposed to significant tax liabilities which could have a material effect on the financial position of FirstService. In addition, FirstService has agreed to indemnify Colliers for certain liabilities and obligations related to its business at the time of the spin-off. These indemnification obligations could be significant. These risks are more fully described in our Annual Information Form for the year ended December 31, 2015, which is also included in the Company’s Annual Report on Form 40-F available at www.sec.gov.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2015, which is also included in the Company’s Annual Report on Form 40-F available on EDGAR at www.sec.gov:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Competition in the markets served by the Company.
•	The ability to attract new customers and to retain major customers and renew related contracts.
•	The ability to retain and incentivize employees.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar denominated revenues and expenses.
•	Our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The ability to execute on, and adapt to, information technology strategies and trends.
•	The ability to comply with laws and regulations related to our operations, including licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability and any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government laws and policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Copies of publicly filed documents of the Company, including our Annual Information Form, can be found through the SEDAR website at www.sedar.com and on EDGAR at www.sec.gov.